September 19, 2024

Jeptha E. Larkin
Chief Financial Officer
Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, FL 32301

        Re: Capital City Bank Group, Inc.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31,
2023
            File No. 000-13358
Dear Jeptha E. Larkin:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 146

1.     We note your reference to the sections entitled    Compensation
Discussion and Analysis,
       in your Proxy Statement filed on March 14, 2024. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Sebastian Gomez Abero at 202-551-3578
with any questions.



                                                           Sincerely,
 September 19, 2024
Page 2

                     Division of Corporation Finance
                     Office of Finance